SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MILLSTREAM VENTURES, INC.

(Name of Issuer)

Common Stock par Value $0.001

(Title of Class of Securities)

601318108

(CUSIP Number)

Steven L. White

374 East 400 South

Suite 3

Springville, UT 84663

(801) 489-9438

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91137N 203

Page 2 of 4 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Steven L. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,391,797 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 2,391,797 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,391,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% based on 44,104,325 shares outstanding as reported on the 10-K for the year ended March 31, 2011
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 91137N 203

Page 3 of 4 Pages

SCHEDULE 13D

Item 1.  Security and Issuer

Common stock, par value $.001

Millstream Ventures, Inc.

4760 S. Highland Dr.

Suite 341

Salt Lake City, Utah

84117

801.277.7888

Item 2.  Identity and Background

(a)

Steven. L. White

(b)

374 East 400 South

Suite 3

Springville, UT 84663

(c)

Individual

374 East 400 South

Suite 3

Springville, UT 84663

United States of America

(d)

No - Not Applicable

(e)

No - Not Applicable

(f)

United States

Item 3.  Source and Amount of Funds or Other Consideration

Not Applicable

Item 4.  Purpose of Transaction

Not Applicable

Item 5.  Interest in Securities of the Issuer

(a)

Mr. White beneficially owns a total of 2,391,797 shares representing 5.4% based on 44,104,325  shares outstanding as reported on the 10-K for the year ended March 31, 2011.

(b)

Mr. White has sole dispositive power over 2,391,797 shares and sole voting power over 2,391,797 shares

(c)

On June 3, 2011, Mr. White cancelled 17,608,203 of his shares.  The purchase price for the shares paid by the Company was approximately $0.001 per share, or an aggregate of $17,435.83.

(d)

Not applicable

(e)

Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The shares were cancelled in connection with the closing on June 3, 2011, of a Stock Exchange Agreement dated April 29, 2011, as amended on June 3, 2011, with Green River Resources Corp. (“GRC”) and its shareholders. Pursuant to the terms of the agreement Millstream Ventures, Inc. (the “Company”) issued 23,544,201 shares of its common stock to the shareholders of GRC in exchange for all of the outstanding equity securities of GRC.  In addition, the Company also acquired and cancelled 17,608,203 shares of common stock from Mr. White for $17,436.  At the closing Mr. White also resigned as an officer and director of the Company.

CUSIP No. 91137N 203

Page 4 of 4 Pages

SCHEDULE 13D

Item 7.  Material to Be Filed as Exhibits

	Incorporated by Reference
Exhibit Description	Form	File No.	Exhibit	Filing Date
Stock Exchange Agreement dated April 29, 2011	8-K	000-53167	99.1	5/10/11
Amendment dated June 3, 2011, to Stock Exchange Agreement dated April 29, 2011	10-K	000-53167	2.2	6/3/11

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2011

By /s/ Steven L. White

     Steven L. White

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)